Exhibit to Accompany Item 77j
Form N-SAR

Primarily as a result of differing book/tax treatment of foreign currency transactions and certain recorded expenses, on December 31, 2006, accumulated net investment income was increased by $13,086, paid-in capital was decreased by $2,479 and accumulated net realized gain on investments and foreign currency transactions was decreased by $10,607.
This reclassification has no effect on the net assets of the Fund.